Conformed Copy


03025535

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission File number: 1-13546

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

STMicroelectronics, Inc. 401(k) Savings Plan
c/o STMicroelectronics, Inc.
1310 Electronics Drive
Carrollton, Texas 75006-5039

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STMicroelectronics N.V.
39, chemin du Champ-des-Filles
1228 Plan-les-Ouates
Geneva, Switzerland


SEC MAIL PROCESSING
RECEIVED
2003
WASH. D.C.
155
SECTION



STMicroelectronics, Inc. 401(k) Savings Plan

TABLE OF CONTENTS


PRICEWATERHOUSECOOPERS

STMicroelectronics, Inc.
401(k) Savings Plan

Report on Audits of Financial Statements and Supplemental Schedule

As of December 31, 2002 and 2001
and for the Year Ended December 31, 2002

STMicroelectronics, Inc. 401(k) Savings Plan
Index to Financial Statements and Supplemental Schedule

Page(s)

* Other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.



PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Auditors

To the Participants and Administrator of
STMicroelectronics, Inc. 401(k) Savings Plan and
Retirement Committee:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying Index to Financial Statements and Supplemental Schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 27, 2003

STMicroelectronics, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Plan Benefits
as of December 31, 2002 and 2001

	2002	2001
Investments		
Investments, at fair value	$ 165,939,616	$ 182,614,429
Loans to participant	7,384,143	7,952,199
Net assets available for benefits	$ 173,323,759	$ 190,566,628

The accompanying notes are an integral part of these financial statements.

STMicroelectronics, Inc. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
as of December 31, 2002 and 2001

Deductions to net assets attributed to:	
Investment income (loss):	
Interest and dividends	$ 2,710,353
Net depreciation in fair value of investments	(32,112,342)
Total loss on investments	(29,401,989)
Contributions:	
Employer contributions	9,987,095
Participant contributions	14,774,680
Total contributions	24,761,775
Total deductions	(4,640,214)
Deductions from net assets attributed to:	
Benefits paid to participants	(12,602,655)
Net decrease in net assets available for benefits	(17,242,869)
Net assets available for benefits:	
Beginning of year	190,566,628
End of year	$ 173,323,759

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The following description of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Plan participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General
The Plan is a defined contribution 401(k) savings plan adopted on January 1, 1988 for the benefit of eligible employees of STMicroelectronics, Inc. ("STM"). The Plan was established to provide for voluntary contributions by participants, and automatic and matching contributions by the employer. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

Eligibility
As of January 1, 2001, all employees of STM who are at least 18 years of age are eligible to participate in the Plan. Prior to January 1, 2001, all employees of STM who were at least 18 years of age and had three months of service, were eligible to participate in the Plan. Employees who are excluded from participating in the Plan are: (i) employees who are leased (as defined under code 414(n) of the Internal Revenue Service); (ii) an employee who is not a citizen of the United States, was transferred from employment with an affiliated company to employment with STM for temporary expatriate service in the United States and was not a participant in the superseded plan on December 31, 1995; (iii) an employee who is an intern or co-op participating in an intern or co-op program; or (iv) an employee who is bound by a collective bargaining agreement.

Contributions
Plan contributions consist of four components: (i) eligible employee deferral contributions, including catch-up, up to 25% of the participant's compensation each pay period up to an annual before tax dollar limitation in accordance with the Internal Revenue Service ($11,000 for 2002, an additional $1,000 for catch-up); (ii) contributions from STM each payroll period of 100% of the participant's contribution up to 4% of participant's eligible compensation; (iii) contributions by STM of 1% to 3% of each participant's eligible compensation, based on a participant's length of service; and (iv) rollover contributions from a participant's personal or prior employer tax deferred retirement accounts. Participants can change or suspend their contributions at any time.

Participant Accounts
Each participant's account is credited with the participant's contributions, contributions by STM, and net earnings of the Plan. Plan earnings are allocated based on the number of shares in each participant's account in each investment fund.

1. **Plan Description (Continued)**

Vesting
Participants are fully vested in their contributions and the earnings thereon. A participant who has been credited with an hour of service after December 31, 2000 shall be 100% vested in employer contributions and earnings thereon. Prior to December 31, 2000 participants vested in employer contributions and earnings thereon, as reflected in the following vesting schedule:

Years of Service	Vesting Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Benefit Payments
In-service withdrawals of pre-tax contributions are only allowed in cases of proven hardship. A participant who has attained age 59½ may at any time make a withdrawal of all or any portion of the amount credited to their prior plan elective deferral account. After-tax and rollover contributions can be withdrawn at any time. Otherwise, a participant cannot withdraw any STM contributions until termination of employment.

Upon termination of employment, retirement or death, participants or beneficiaries may elect to receive a single lump-sum payment equal to the vested value of the participant's account, or rollover all or part of the vested account balance into an IRA or another qualified plan, as defined in the Plan document.

Forfeitures
Upon termination of service, a participant forfeits any nonvested employer matching or automatic contributions and earnings thereon. Such forfeitures are used to reduce future contributions by STM. Forfeitures so used by STM totaled approximately $51,325 during the year ended December 31, 2002.

Plan Termination
Although it has not expressed any intent to do so, STM has the right under the Plan to discontinue contributions and may elect to terminate the Plan at any time, subject to the provisions of the Plan document and ERISA. In the event of termination, partial termination, or discontinuance of the Plan, the Plan is required to pay any outstanding employer contribution due under the Plan and each participant shall be 100% vested in the Plan.

Administrative Expenses
STM pays all administrative expenses of the Plan. Accordingly, these costs are not reflected in the accompanying financial statements.

1. Plan Description (Continued)

Participant Loans
The Plan allows for participant loans. A loan made to a Plan participant shall be in an amount that is not less than $1,000 and not more than 50% of the vested interest in the participant's account up to $50,000. Loans bear interest at 6% and are collateralized by the borrower's assignment of rights to their available account, as acknowledged by a promissory note. Repayments are generally made over a maximum five-year period.

Investments Options
As of December 31, 2002, participants of the Plan may allocate contributions among the 29 investment options described below. Participants may transfer assets between and among funds. Additionally, participants may change the investment allocation of their contributions at any time.

Fidelity Retirement Government Money Market Portfolio
Normally invests at least 80% of assets in U.S. government securities and repurchase agreements for those securities, and enters into reverse repurchase agreements. An investment in this portfolio is not guaranteed or insured by the FDIC or any other government agency. Although the money market fund seeks to preserve the value of the investment at $1.00 per share, it is possible to lose money by investing in this fund.

Fidelity U.S. Bond Index Fund
Normally invests at least 80% of total assets in bonds included in the Lehman Brothers Aggregate Bond Index.

INVESCO High Yield Fund
Normally invests at least 65% of assets in a diversified portfolio of high yield corporate bonds and preferred stocks, which are typically below investment-grade quality. The rest of the assets are invested in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, bank CDs, corporate short-term notes and municipal obligations. The fund may invest up to 25% of assets in foreign debt securities.

Fidelity Puritan Fund
Normally invests approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral. The fund will invest at least 25% of total assets in fixed-income senior securities (including debt securities and preferred stocks). The fund may invest in securities of domestic and foreign issuers.

Spartan U.S. Equity Index Fund
Normally invests at least 80% of assets in common stocks included in the S&P 500, which broadly represents the performance of common stocks publicly traded in the United States. The fund may also lend securities to earn income for the fund. Statistical sampling techniques based on such factors as capitalization, industry exposures, dividend yield, price/earnings ratio, price/book ratio, and earnings growth are used in selecting investments for the fund.

1. Plan Description (Continued)

Fidelity Contrafund
Normally invests primarily in common stocks. The fund may invest in securities of domestic and foreign issuers. The fund invests in securities of companies, whose value the manager believes is not fully recognized by the public.

Fidelity Magellan Fund
Normally invests primarily in common stocks of domestic and foreign issuers. Invests in either 'growth' stocks or 'value' stocks or both.

UAM FMA Small Company Portfolio
Normally invests in common stocks of smaller, less established companies in terms of revenues, assets, and market capitalizations. The portfolio will invest at least 65% of its assets in stocks of companies with market capitalizations ranging from $50 million to $1 billion. The portfolio may also invest in fixed-income securities.

Fidelity Diversified International Fund
Normally invests in foreign securities. Normally invests primarily in common stocks. Foreign markets, especially those in emerging markets, can be more volatile than the U.S. market due to increased risk of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.

STMicroelectronics Stock Fund
Normally invests primarily in the stock of STMicroelectronics N.V., the parent company of STM, as well as in short-term investments. The amount of short-term investments is based upon a target established by the plan sponsor, but the actual amount of short-term investments on any business day will vary with the amount of cash awaiting investment and participant activity of the fund (contributions, redemption, exchanges, withdrawals, etc.).

Fidelity Asset Manager
Allocates the fund's assets among domestic and foreign stocks, bonds, and short-term and money market instruments. Maintains a neutral mix over time of 50% of assets in stocks, 40% of assets in bonds, and 10% of assets in short-term/money market instruments.

Fidelity Asset Manager - Growth
Allocates the fund's assets among domestic and foreign stocks, bonds, and short-term and money market instruments. Maintains a neutral mix over time of 70% of assets in stocks, 25% of assets in bonds, and 5% of assets in short-term/money market instruments.

Fidelity Asset Manager - Income
Allocates the fund's assets among stocks, bonds, and short-term and money market instruments. Maintains a neutral mix over time of 20% of assets in stocks, 50% of assets in bonds, and 30% of assets in short-term/money market instruments.

Fidelity Freedom Income Fund
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

1. Plan Description (Continued)

Fidelity Freedom 2000 Fund
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Having met its target date, Freedom 2000 continues becoming more conservative for 5-10 years, until the asset mix is approximately 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market funds. Targeted to investors that retired around the year 2000.

Fidelity Freedom 2010 Fund
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2010 approaches its target retirement date. After reaching its target date, the asset allocation strategy continues becoming more conservative for 5-10 years, until the asset mix is approximately 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market funds. Targeted to investors expected to retire around the year 2010.

Fidelity Freedom 2020 Fund
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2020 approaches its target retirement date. After reaching its target date, the asset allocation strategy continues becoming more conservative for 5-10 years, until the asset mix is approximately 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market funds. Targeted to investors expected to retire around the year 2020.

Fidelity Freedom 2030 Fund
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2030 approaches its target retirement date. After reaching its target date, the asset allocation strategy continues becoming more conservative for 5-10 years, until the asset mix is approximately 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market funds. Targeted to investors expected to retire around the year 2030.

Fidelity Freedom 2040 Fund
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2040 approaches its target retirement date. After reaching its target date, the asset allocation strategy continues becoming more conservative for 5-10 years, until the asset mix is approximately 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market funds. Targeted to investors expected to retire around the year 2040.

1. Plan Description (Continued)

Fidelity Balanced Fund
Normally invests approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when the outlook for the markets is neutral. Investments in lower-rated securities involve greater risk than other debt securities, including the risk of default. The fund will invest at least 25% of total assets in fixed-income senior securities (including debt securities and preferred stocks). The fund may invest in securities of domestic and foreign issuers. Share price, yield and return will vary.

Fidelity Equity-Income Fund
Normally invests at least 80% of total assets in income-producing equity securities, which tend to lead to investments in large cap "value" stocks. The fund may potentially invest in other types of equity and debt securities, including lower-quality debt securities. Investments in lower-rated securities involve greater risk than other debt securities including the risk of default. The fund may invest in securities of domestic and foreign issuers. Share price and return will vary.

Vanguard Value Index Fund
Invests in all the stocks in the Standard & Poor's/BAARA Value Index in approximately the same proportion as they are represented in the Index. The overall risk level of the fund is moderate to aggressive. Share price and return will vary.

The Oakmark Select Fund
Invests primarily in common stocks of US companies. The fund is non-diversified, which means that it is not limited to a percentage of assets that it may invest in any one issuer. Since the fund can invest greater portion of assets in securities of an individual issuer, it includes more risk than a diversified fund. The fund will generally have 15 to 20 securities in its portfolio. The fund searches for companies selling at a discount as compared with their true underlying value. Share price and return and will vary.

Fidelity Low-Priced Stock Fund
Normally invests at least 80% of total assets in low-priced common stocks (those priced at or below $35 per share), which can lead to investments in small and medium sized companies. The fund may potentially invest in stocks not considered low-priced. Investments in smaller companies may involve greater risk than those of larger, more well-known companies. The fund may invest in securities of domestic and foreign issuers. The fund may invest in "growth" or "value" stocks or both. If you sell any of your shares after holding them for less than 90 days, the fund will deduct a short-term trading fee from your account equal to 1.5% of the value of the shares sold. Share price and return will vary.

Vanguard Mid Cap Index Fund
Invests in all 400 stocks in the S&P MidCap 400® Index in approximately the same proportion as they are represented in the index. The overall risk level of the fund is moderate to aggressive. Investments in mid-sized companies may involve greater risks than those of larger, more well-known companies, but may be less volatile than investments in smaller companies. Share price and return will vary.

1. Plan Description (Continued)

Fidelity Blue Chip Growth Fund
Normally invests primarily in common stocks of well-known and established companies. Normally invests at least 80% of the fund's total assets in blue chip companies (those with a market capitalization of at least $200 million if the company's stock is included in the S&P 500® or the Dow Jones Industrial Average, or $1 billion if not included in either index). The fund may also invest in companies that the manager believes to have above-average growth potential. The fund may invest in securities of domestic and foreign issuers. Share price and return will vary.

Vanguard Growth Index Fund
Invests in all stocks in the Standard & Poor's/BARRA Growth Index in approximately the same proportion as they are represented in the index. The overall risk level of the fund is moderate to aggressive. Share price and return will vary.

Fidelity Mid-Cap Stock Fund
Normally invests at least 80% of total assets in common stocks of companies with medium market capitalizations (those with market capitalizations similar to companies in the S&P MidCap 400® Index). The fund may potentially invest in companies with smaller or larger market capitalizations. Investments in mid-sized companies may involve greater risks than those of larger, more well-known companies, but may be less volatile than investments in smaller companies. The fund may invest in securities of domestic and foreign issuers. If you sell any of your shares after holding them for less than 30 days, the fund will deduct a short-term trading fee from your account equal to 0.75% of the value of the shares sold. Share price and return will vary.

PBHG Strategic Small Company Fund
Under normal market conditions, the fund invests at least 80% of its total assets in growth and value oriented securities such as common stocks, of small sized companies. These companies generally have market capitalization or annual revenues of up to $750 million. The growth securities in the fund are primarily common stocks that Pilgrim Baxter believes have strong business momentum, earnings growth and capital appreciation potential. The value securities in the fund are primarily common stocks that Pilgrim Baxter believes are currently underpriced using certain financial measurements, such as their price-to-earnings ratios. Pilgrim Baxter strategically adjusts the mix of growth and value securities. Pilgrim Baxter uses their own fundamental research, computer models and proprietary measures of growth and value in managing this fund. Investments in smaller companies may involve greater risk than those in larger, better-known companies. Share price and return will vary.

2. Summary of Significant Accounting Policies

Method of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accordingly, income is recognized when earned and expenses are recorded when incurred. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at December 31, 2002 and 2001 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2002. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible, that changes in the values of investment securities in the near term could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

Valuation of Investments

Investments are valued at the net asset value (fair value) per unit reported by those funds. The fair value has been measured by quoted market prices in an active market. Investments in individual funds or portfolios are accounted for as shares of the fund or portfolio.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

Net Appreciation (Depreciation) in Fair Value

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation of those investments.

3. Investments

The fair values of individual investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 2002 and 2001 were as follows:

	2002	2001
Fidelity Puritan	$ 9,700,866	$ 10,522,169
Fidelity Magellan	41,134,203	54,993,100
Fidelity Contrafund	23,415,709	25,981,502
Fidelity Retirement Government Money Market	28,268,082	23,827,150
Spartan U.S. Equity Index	13,484,610	17,833,707
STMicroelectronics Stock Fund	13,589,437	18,334,636
Fidelity U.S. Bond Index	10,713,614	7,094,896

3. Investments (Continued)

During the Plan year ended December 31, 2002, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $32,112,342, as follows:

Mutual funds	$ (25,040,258)
STMicroelectronics Stock Fund	(7,072,084)
Net realized and unrealized depreciation in fair value of investments	$ (32,112,342)

4. Concentration of Credit Risk

Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund. The quality of investments held in the fund portfolio reflects the expertise of the fund managers.

5. Party-In-Interest Transactions

Certain investments of the Plan are shares of funds managed by Fidelity Investments, Inc., a related party of Fidelity Management Trust Company. Fidelity Management Trust Company is the Plan's trustee, and therefore, these transactions are considered exempt party-in-interest transactions. In addition, the Plan investments include purchases and sales of stock in STMicroelectronics N.V., the parent company of the Plan sponsor.

6. Tax Status

The Plan obtained its latest determination letter on November 26, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not been amended since receipt of a new determination letter. Therefore, no provision for federal or state income taxes has been included in the Plan's financial statements.

7. Plan Merger

STM acquired WaferScale Integration, Inc. ("WSI"), Metaflow and the The Portland Group, Inc. ("PGI"). In connection with these acquisitions, STM assumed responsibility for the WSI 401(k) Plan, the Metaflow 401(k) Plan and the PGI 401(k) Plan (collectively the "401(k) Plans"). Concurrent with the acquisition, the decision was made to merge the 401(k) Plans into the Plan. During the year ended December 31, 2001, all assets were transferred from the 401(k) Plans to the Plan.

SUPPLEMENTAL SCHEDULE

STMicroelectronics, Inc. 401(k) Savings Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
as of December 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
***	STMicroelectronics N.V.	STMicroelectronics Stock Fund	$ -	$ 13,589,437
*	Fidelity Investments, Inc.	Fidelity Retirement Government Money Market Portfolio	-	28,268,082
*	Fidelity Investments, Inc.	UAM FMA Small Company Portfolio	-	3,397,578
*	Fidelity Investments, Inc.	INVESCO High Yield Fund	-	400,319
*	Fidelity Investments, Inc.	Fidelity Puritan Fund	-	9,700,866
*	Fidelity Investments, Inc.	Fidelity Magellan Fund	-	41,134,203
*	Fidelity Investments, Inc.	Fidelity Contrafund	-	23,415,709
*	Fidelity Investments, Inc.	Fidelity Asset Manager	-	2,408,473
*	Fidelity Investments, Inc.	Fidelity Asset Manager - Growth	-	4,699,112
*	Fidelity Investments, Inc.	Fidelity Asset Manager - Income	-	1,201,638
*	Fidelity Investments, Inc.	Fidelity Diversified International Fund	-	5,060,732
*	Fidelity Investments, Inc.	Fidelity Freedom Income Fund	-	341,152
*	Fidelity Investments, Inc.	Fidelity Freedom 2000 Fund	-	659,306
*	Fidelity Investments, Inc.	Fidelity Freedom 2010 Fund	-	1,268,609
*	Fidelity Investments, Inc.	Fidelity Freedom 2020 Fund	-	1,273,898
*	Fidelity Investments, Inc.	Fidelity Freedom 2030 Fund	-	1,729,741
*	Fidelity Investments, Inc.	Fidelity Freedom 2040 Fund	-	226,693
*	Fidelity Investments, Inc.	Spartan U.S. Equity Index Fund	-	13,484,610
*	Fidelity Investments, Inc.	Fidelity U.S. Bond Index Fund	-	10,713,614
*	Fidelity Investments, Inc.	Fidelity Balanced Fund	-	110,970
*	Fidelity Investments, Inc.	Fidelity Equity-Income Fund	-	69,063
*	Fidelity Investments, Inc.	Vanguard Value Index Fund	-	117,559
*	Fidelity Investments, Inc.	The Oakmark Select Fund	-	803,531
*	Fidelity Investments, Inc.	Fidelity Low-Priced Stock Fund	-	976,505
*	Fidelity Investments, Inc.	Vanguard Mid Cap Index Fund	-	164,582
*	Fidelity Investments, Inc.	Fidelity Blue Chip Growth Fund	-	475,221
*	Fidelity Investments, Inc.	Vanguard Growth Index Fund	-	138,954
*	Fidelity Investments, Inc.	Fidelity Mid-Cap Stock Fund	-	72,458
*	Fidelity Investments, Inc.	PBHG Strategic Small Company Fund	-	37,001
	Participant Loans	Interest at 6%, maturing between 1 year and 5 years and collateralized by the participant's account balance	-	7,384,143
		Total investments	$ -	$ 173,323,759

* This is a related party to the Plan's Trustee, Fidelity Management Trust Company, a party-in-interest for which a statutory exemption exists.

** All investments are participant directed or participant loans, therefore, disclosure of cost is not required.

*** This qualifies as a party-in-interest for the Plan.

See Report of Independent Accountants.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

STMicroelectronics, Inc.
401(k) Savings Plan

Date: June 25, 2003

By: /s/A. McK. Malone
Name: A. McK. Malone
Title: Vice-President -Finance
and Chief Financial Officer
STMicroelectronics, Inc.

STMicroelectronics, Inc. 401(k) Savings Plan

TABLE OF CONTENTS

Exhibit 23


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-06390) of STMicroelectronics NV of our report dated June 27, 2003 related to the financial statements of STMicroelectronics, Inc. 401(k) Savings Plan as of December 31, 2002 and 2001 and for the year ended December 31, 2002, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Dallas, TX

June 27, 2003